                                                                                                                                                                                                       450 Wireless Blvd.

NORTHERN LIGHTS FUND TRUST                                                                                                                                           Hauppauge, New York 11788

Emile R. Molineaux

Secretary

Direct Telephone: (631) 470-2616

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

May 8, 2007

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn : Laura Hatch, Senior Attorney

(202) 551-6957

RE:

Northern Lights Fund Trust  (the “Registrant”)

on behalf of Roanoke Small-Cap Growth Fund

File Nos. 333-122917; 811-21720

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to James Ash on April 10, 2007, with respect to the above-referenced filing (“March 2, 2007 485(a) Filing”).

Your comments are set forth below, and each is followed by the Registrant’s response.  Attached is a black-lined version showing changes made to the March 2, 2007 485(a) Filing in response to these comments and for other reasons.

Prospectus

Comment: 1	Under “Principal Investment Strategies,” further explain the first sentence of the first paragraph and in particular state how the various criteria for investment will be measured?
Response:

The following disclosure has been added following the first sentence of the first paragraph under “Principal Investment Strategies”: "Growth criteria will be measured based upon the year-over-year increase in revenue and operating income. Generally, a company's record is assessed over multiple years, if possible."

Comment: 2	Under “Principal Investment Strategies,” please explain how the adviser determines when an investment should be sold?
Response:

The following disclosure has been added following the first paragraph under “Principal Investment Strategies,”:  An investment will be sold when the fundamental prospects for the investment deteriorate.  All or a portion of an investment also may be sold when the investment position exceeds certain thresholds set by the adviser.

Comment: 3

Under “Principal Investment Strategies,” the second part of the last sentence in the first paragraph reads: “…and the Fund may continue to count them for its 80% test.”  This is an incorrect statement, please delete.

Response:	This part of the sentence was removed in its entirety.
Comment: 4	Under “PERFORMANCE,” the predecessor fund’s performance should follow the FEES AND EXPENSES section, please move.
Response:	The predecessor fund’s performance table has been moved as requested.
Comment: 5	Under “PERFORMANCE,” please provide the no action letter that is being relied on to allow for the inclusion of the predecessor fund’s performance.
Response:

The Registrant is relying on North American Security Trust (pub. avail. Aug. 5, 1994), which permits the accounting survivor in a merger or reorganization to assume the historical performance of the predecessor fund.

Comment: 6	Under “MANAGEMENT OF THE FUND - Investment Adviser,” please disclose if Roanoke Asset Management Corp. was the adviser to the predecessor fund.
Response:	Under this section we disclosed the fact that Roanoke Asset Management Corp. was the sub-adviser to the predecessor fund.
Comment: 7	Under “MANAGEMENT OF THE FUND – Portfolio Managers,” please disclose if these portfolio managers also worked on the predecessor fund.
Response:	Under this section we disclosed the fact that Edwin G. Vroom and Adele S. Weisman were the portfolio managers for the predecessor fund.
Comment: 8

As stated under “NET ASSET VALUE,” is the Fund’s investment in foreign securities part of the Advisor’s principal investment strategy? If so, then please discuss in the Principal Investment Strategies section.

Response:

The following sentence under the NET ASSET VALUE  section has been restated to read as follows (modifications are italicized):

Although not part of the Advisor’s principal investment strategy, the Fund may invest in foreign securities that are primarily listed on foreign exchanges that may trade on weekends or other days when the Fund does not price its shares, the value of the Fund’s portfolio may change on days when you may not be able to buy or sell Fund shares.

Comment: 9	Under “NET ASSET VALUE,” please address the necessity for the fair valuation of small-cap securities.
Response:

The following sentence has been added under said section: “Because the Fund invests in smaller, unseasoned companies (those with less than a three-year operating history) and recently-formed public companies that may not have established products, experienced management, or an earnings history, market quotations may not be available for certain securities in its portfolio.”

Comment: 10	Under “REDEMPTIONS - When Redemption Are Sent,” please delete language that requires the shareholder to resubmit the redemption request once the check has cleared.
Response:

Said language has been revised to read as follows: “Before selling recently purchased shares, please note that if the Fund’s transfer agent has not yet collected payment for the shares you are selling, it may delay sending the proceeds until the payment is collected, which may take up to 15 calendar days from the purchase date.  This procedure is intended to protect the Fund and its shareholders from loss.”

Comment: 11

As stated under “REDEMPTIONS – Low Balances,” if at any time an investor’s account balance falls below $1,000, it may be closed or charged a small account maintenance fee - please define “a small account maintenance fee.”

Response:	This part of the sentence was removed in its entirety.
Comment: 12

Under “TAX STATUS, DIVIDENDS AND DISTRIBUTIONS,” if the portfolio’s turnover is high, then this risk must be disclosed in the risk/return summary of the prospectus.  If the portfolio’s turnover is not high, please delete the phrase “frequency of trading” from this section.

Response:	The phrase “frequency of trading” has been deleted from this section.
Comment: 13	Under “MARKET TIMING,” please discuss the market timing risk the Fund faces due to its investments in small-cap securities.
Response:

The following sentence has been added under said section: “The Fund may invest a portion of its assets in small capitalization companies.  Because these securities are often infrequently traded, investors may seek to trade Fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage).  Any such frequent trading strategies may interfere with efficient management of the Fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because the Fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage also may cause dilution in the value of Fund shares held by other shareholders.  ”

Comment: 14	Under “FINANCIAL HIGHLIGHTS,” please disclose the missing footnotes, the ratios of expenses and the net income or loss to the fund.
Response:	Footnotes have been added to the Financial Highlights.
Comment: 15	Under “FINANCIAL HIGHLIGHTS,” please explain whether the expenses are net of waivers and disclose the effect of the waiver.
Response:

The Hallmark Small-Cap Growth Fund did not have an expense limitation agreement in place for the fiscal year ended March 31, 2006; therefore, presentation of the expense ratio before and after waivers is unnecessary.

Statement of Additional Information

The Examiner did not have any specific comments with respect to the Statement of Additional Information.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/Emile R. Molineaux

ROANOKE SMALL-CAP GROWTH FUND

PROSPECTUS

 [Date], 2007

1-[Phone Number]

[Website]

This Prospectus provides important information about the Fund that you should know before investing.  Please read it carefully and keep it for future reference.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

RISK/RETURN SUMMARY

Investment Objective

Principal Investment Strategies

Principal Risks

PERFORMANCE

FEES AND EXPENSES

Shareholder Fees

Annual Fund Operating Expenses

ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENTS

MANAGEMENT OF THE FUND

Investment Adviser

Portfolio Managers

NET ASSET VALUE

HOW TO PURCHASE SHARES

REDEMPTIONS

TAX STATUS, DIVIDENDS AND DISTRIBUTIONS

MARKET TIMING

DISTRIBUTION OF SHARES

FINANCIAL HIGHLIGHTS

See the Fund’s Notice of its Privacy Policy on the last page of this Prospectus.

RISK/RETURN SUMMARY

This Prospectus describes the Roanoke Small-Cap Growth Fund, a series of Northern Lights Fund Trust, an open-end investment management company.  This section briefly describes the investment objective, principal investment strategies, and principal risks of the Fund.  Roanoke Asset Management Corp. is the Fund’s investment adviser.

Investment Objective

The Fund seeks capital appreciation through investment in a portfolio of primarily small capitalization companies.  The Fund’s investment objective is a non-fundamental policy and may be changed upon 60 days’ written notice to shareholders.

Principal Investment Strategies

Generally, the Fund will seek to invest in equity securities issued by companies with investment characteristics such as accelerating rates of revenue and earnings growth, market dominance or a strong defensible market niche, unit growth coupled with stable or rising profit margins, a sound balance sheet and skilled management with an ownership stake.   Growth criteria will be measured based upon the year-over-year increase in revenue and operating income. Generally, a company's record is assessed over multiple years, if possible.   The Fund is designed for investors seeking the opportunity for long-term capital appreciation who can accept above-average market risk and little or no current income.  Under normal market conditions, at least 80% of the value of the Fund’s net assets plus amounts of any borrowings for investment purposes will normally be invested in smaller-sized companies whose outstanding shares have an aggregate market value of $2 billion or less at the time of purchase.  The Fund’s 80% investment policy may not be changed without 60 days’ written notice to shareholders.  The Fund is not required to dispose of securities that appreciate above this market capitalization level ..  An investment will be sold when the fundamental prospects for the investment deteriorate.  All or a portion of an investment also may be sold when the investment position exceeds certain thresholds set by the adviser.

It is the investment adviser’s view that small companies are generally expected to show growth over time that is above the growth rate of the overall economy and that of large established companies.  The Fund may also invest in companies presenting special situations when the investment adviser believes that the companies offer a strong potential for capital appreciation due to the market underestimation of earnings potential, changes in management or other similar opportunities.  The Fund is a non-diversified fund, which means that it is permitted to invest all of its assets in a limited number of companies.

Principal Risks

Many factors affect performance and the Fund cannot guarantee that it will achieve its investment objectives.  When you redeem your shares of the Fund, they could be worth more or less than what you paid for them.  As a result, an investor could lose money on an investment in the Fund.  An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any government agency.  The Fund is subject to the following primary risks:

•

Market Risk.  The Fund’s share price changes daily based on changes in market conditions that affect the value of the Fund’s portfolio.  A stock market in which the Fund invests may go down in value in response to economic, political or financial developments.  While stocks have historically been a leading choice of long-term investors, a stock market may go down quickly and unpredictably.

•

Issuer-Specific Risks.  The price of an individual security or a particular type of security can fluctuate differently than, or to a greater extent than, the market as a whole.  An individual issuer’s securities can fall, with little or no warning, based upon such things as a worse than expected earnings report, the loss of key management personnel, negative news about the development of a product or legal proceeding.  There is also a risk that the price of a security may never reach the level that the Fund believes is representative of its full value.

•

Small-Cap Company Risks.  The Fund invests in small capitalization companies. Investment in small-cap companies may involve greater risk than investments in larger, more established companies due to the greater business risks of small-sized companies, limited markets and financial resources, or lack of publicly available information about the company.  Small-cap companies may not have the management experience, financial resources, product diversification and competitive strengths of larger companies, and therefore, their securities may be more volatile than the securities of larger, more established companies.  Small-cap company shares may be bought and sold less often, and in smaller amounts, than larger company shares.  Because of this, if the Fund wants to sell a large quantity of a small-cap company’s shares, it may have to sell it at a lower price than the Fund believes is reflective of the value of the shares, or it may have to sell it in smaller than desired quantities over a period of time.  The Fund tries to minimize this risk by investing in small-cap securities that trade more frequently. Since the securities of smaller companies may be less liquid than the securities of larger companies, shares of smaller companies may be more sensitive to changing market conditions than those of larger companies.

•

’’’’’’’’’

•

Non-Diversification.  The Fund is permitted to have all of its assets invested in a limited number of companies.  As a result, the rise or fall in the stock price of a single company may have a greater impact on the value of the Fund’s portfolio than it would if the Fund was diversified.

•

Suitability.  Different investors have different investment goals.  Since investments in equity securities may involve greater risks than other types of investments, an investment in the Fund is more appropriate for investors with long-term goals.  The Fund is not intended to be a balanced investment program.  It is intended to provide professional management for your assets and a convenient way to gain exposure to the equity markets as part of a diversified portfolio.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class R	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of redemption proceeds)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions	None	None
Redemption Fee (as a percentage of amount redeemed)(1)	2.00%	2.00%
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees	1.00%	1.00%
Distribution (12b-1) and/or Shareholder Servicing Fees	0.25%	0.00%
Other Expenses(2)	____%	____%
Acquired (Underlying) Fund Fees and Expenses(3)	____%	____%
Total Annual Fund Operating Expenses	____%	____%
Fee Waiver(4)	____%	____%
Net Annual Fund Operating Expenses	____%	____%

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year, you reinvest all dividends and capital gains distributions and that the Fund’s operating expenses remain the same (except for waivers during the first year).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class R	$____	$____	$____	$____
Class I	$____	$____	$____	$____

(1)

The Fund charges a $15 wire transaction fee for redemptions effected by wire.  An early redemption fee of 2.00% may be charged on redemptions of shares held for 15 days or less.

(2)

These expenses, which include custodian, transfer agency, shareholder servicing, and other direct fund expenses, as well as the indirect costs of investing in other mutual funds and dividend expense on securities sold short, are based on estimated amounts for the Fund’s current fiscal year.

(3)

Acquired (Underlying) Fund Fees and Expenses are based on estimated amounts for the Fund’s current fiscal year..  The Total Annual Fund Operating Expenses in this fee table will not correlate to the expense ratio in the Fund's financial statements (or the financial highlights in this Prospectus) because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Underlying Funds.  Excluding the indirect costs of investing in Underlying Funds, Total Annual Fund Operating Expenses are estimated to be 1.55% for class R shares and 1.00% for Class I shares..

(4)

The adviser has contractually agreed to reduce its fees and to reimburse expenses, at least until July 31., 2010, to ensure that Net Annual Fund Operating Expenses (exclusive of any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses such as dividend expense on securities sold short and expenses of other investment companies in which the Fund invests, or extraordinary expenses such as litigation) will not exceed 1.55% for class R shares and 1.00% for Class I shares.  Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.

PERFORMANCE

Risk/Return Bar Chart and Table

The bar chart and performance table below show the variability of the returns of the Fund, which is one indicator of the risks of investing in the Fund.  The bar chart shows changes in the Fund’s total return from year to year for Class R shares; those for Class I shares will vary.  The performance table shows how the Fund’s average annual total returns compare to those of a broad-based securities market index.  After-tax returns are shown only for Class R shares; those for Class I shares will vary.  The past performance (before and after taxes), however, does not necessarily reflect how the Fund will perform in the future.

The Fund was reorganized on _____________, 2007 from a series of Hallmark Equity Series Trust, a Delaware statutory trust (the “Predecessor Fund”) to a series of Northern Lights Fund Trust, also a Delaware statutory trust (the “Reorganization”).  The Fund is a continuation of the Predecessor Fund and, therefore, the performance information includes performance of the Predecessor Fund.

[INSERT BAR CHART]

During the periods shown above, the highest quarterly return was [50.38% for the quarter ended December 31, 1999] and the lowest quarterly return was [-30.93% for the quarter ended September 30, 2001]. The return for the period from January 1, 2007 to March 31, 2007 was [____]%.

Average Annual Total Returns as of December 31, 2006

	1 Year		5 Years		Ten Years or Since Inception
Class I	_____	%	_____	%	_____	%*
Class R Return Before Taxes	_____	%	_____	%	_____	%†
Class R Return After Taxes on Distributions	_____	%	_____	%	_____	%†
Class R Return After Taxes on Distributions and Sale of Fund Shares	_____	%	_____	%	_____	%†
Russell 2000 Index†† (reflects no deduction for fees, expenses or taxes)	_____	%	_____	%	_____	%

*              Class I shares commenced operation on October 1, 1998.

†              Class R shares commenced operation on November 14, 1994.

††            The Russell 2000® Growth Index (“Russell 2000”) measures the performance of those Russell 2000 companies with higher price-to-book ratio and higher forecasted growth values.

ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENTS

Temporary Investments

To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments.  These short-term debt securities and money market instruments include shares of other mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements. While the Fund is in a defensive position, the opportunity to achieve its investment objective will be limited. Furthermore, to the extent that a Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro- rata portion of such money market funds’ advisory fees and operational fees.  The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

Portfolio Holdings Disclosure

A description of the Fund’s policies and regarding the release of portfolio holdings information is available in the Fund’s’ Statement of Additional Information.

MANAGEMENT OF THE FUND

Investment Adviser

Roanoke Asset Management Corp. (the “Adviser”), located at 529 Fifth Avenue, New York, NY 10017, served as the sub-adviser to the Predecessor Fund and serves as investment adviser to the Fund.  Subject to the authority of the Board of Trustees, the Adviser is responsible for the overall management of the Fund’s business affairs and the day-to-day investment decisions of the Fund.  The Adviser is responsible for selecting the Fund’s investments according to the Fund’s investment objective, polices, and restrictions.  The Adviser was established in 1978 and as of March 31, 2006, managed approximately $244 million for high net worth individuals, foundations, endowments, corporations and municipalities.

Pursuant to the Investment Advisory Agreement, the Fund pays the Adviser, on a monthly basis, an annual advisory fee of 1.00% of the Fund’s average daily net assets.  The Investment Advisory Agreement provides that the Adviser will furnish continuous investment advisory and other management and administrative services to the Fund.  A discussion regarding the basis for the Board’s approval of the Investment Advisory Agreement will be available in the Fund’s semi-annual shareholder report dated _____.]

In addition to payments made by the Fund pursuant to its Distribution Plan, The Adviser may pay certain financial intermediaries (which may include banks, brokers, securities dealers and other industry professionals) a fee for providing distribution related services and/or for performing certain administrative servicing functions for Fund shareholders to the extent these institutions are allowed to do so by applicable statute, rule or regulation.  The Fund may from time to time purchase securities issued by financial intermediaries that provide such services; however, in selecting investments for the Fund, no preference will be shown for such securities.

Portfolio Managers

Edwin G. Vroom, President of the Adviser, and Adele S. Weisman, Senior Vice President of the Adviser, served as the portfolio managers to the Predecessor Fund and continue to serve as the Fund’s portfolio managers.  Mr. Vroom and Ms. Weisman have worked together for over twenty-five years and joined the firm in 1978 and 1981, respectively.  The portfolio managers are responsible for the day-to-day investment decisions of the Fund.

The Fund’s Statement of Additional Information provides additional information about the portfolio managers’ compensation structure, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of Fund shares.

NET ASSET VALUE

Shares of the Fund are sold at net asset value (“NAV”).  The NAV of the Fund is determined at 4:00 p.m. (Eastern Time) on each day the New York Stock Exchange (“NYSE”) is open for business and will be computed by determining the aggregate market value of all assets of the Fund less its liabilities divided by the total number of shares outstanding.  The NYSE is closed on weekends and most national holidays.  The NAV takes into account the expenses and fees of the Fund, including management, administration, and distribution fees, which are accrued daily.  The determination of NAV for a particular day is applicable to all applications for the purchase of shares, as well as all requests for the redemption of shares, received by the Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on that day.

Generally, the Fund’s securities are valued each day at the last quoted sales price on the securities’ principal exchange.   Because the Fund invests in smaller, unseasoned companies (those with less than a three-year operating history) and recently-formed public companies that may not have established products, experienced management, or an earnings history, market quotations may not be available for certain securities in its portfolio.   If market quotations are not readily available, securities will be valued at their fair market value as determined in good faith and evaluated as to the reliability of the fair value method used by the Board on a quarterly basis, in accordance with procedures approved by the Board.  Securities primarily traded in the NASDAQ National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price.  The Fund may use independent pricing services to assist in calculating the value of the Fund’s securities.  In addition, market prices for foreign securities are not determined at the same time of day as the NAV for the Fund.   Although not part of the Advisor’s principal investment strategy, the Fund may invest in foreign securities that are primarily listed on foreign exchanges that may trade on weekends or other days when the Fund does not price its shares, the value of the Fund’s portfolio may change on days when you may not be able to buy or sell Fund shares.  In computing the NAV the Fund values foreign securities held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE.  Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates.  If events materially affecting the values of a Fund’s securities, particularly foreign securities, occur after the close of trading on a foreign market but before the Fund prices its shares, the securities will be valued at fair value.  For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the Adviser may need to price the security using the Fund’s fair value pricing guidelines.  Without a fair value price, short-term traders could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors.  Fair valuation of the Fund’s portfolio securities can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund’s NAV by short term traders.  The determination of fair value involves subjective judgments.  As a result, using fair value to price a security may result in a price materially different from the prices used by other mutual funds to determine net asset value or the price that may be realized upon the actual sale of the security.

With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies that are registered under the Investment Company Act of 1940, the Fund’s net asset value is calculated based upon the net asset values of the registered open-end management investment companies in which the Fund invests, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

HOW TO PURCHASE SHARES

Share Classes

Presently, the Fund offers two classes of shares, Class R and Class I.  Class R shares are designed for purchase by individual investors and Class I shares, which have a higher minimum investment, are designed for institutional investors.  You will need to decide on a share class to purchase before making your initial investment.  You should weigh the impact of all potential costs over the life of your investment.  Class I shares may also be held by accounts established in connection with a merger, reorganization or similar transaction.  Each share class is available to all investors who meet the investment minimum for the class, as described below.

Purchasing Shares

You may purchase shares of the Fund by sending a completed application form to the following address by either regular or overnight mail:

Roanoke Small-Cap Growth Fund c/o Gemini Fund Services, LLC 4020 South 147th Street, Suite 2 Omaha, Nebraska 68137 1-[Phone Number]

You may open an account through the Roanoke Small-Cap Growth Fund’s website [Website].

Minimum and Additional Investment Amounts

For Class R shares, the minimum initial investment to open an account is $1,000 for regular accounts and $250 for retirement plans (e.g., tax-deferred retirement programs, IRAs, etc.).  The minimum subsequent investment for Class R shares is $100.  For Class I shares, the minimum initial investment is $250,000 and the minimum subsequent investment is $10,000.  There is no minimum investment requirement when you are buying shares by reinvesting dividends and distributions from the Fund.  The Fund reserves the right to waive or reduce the investments under certain circumstances.  The Fund may change the investment minimums at any time.

The Fund, however, reserves the right, in its sole discretion, to reject any application to purchase shares.  Applications will not be accepted unless they are accompanied by a check drawn on a U.S. bank, savings and loan, or credit union in U.S. funds for the full amount of the shares to be purchased.  After you open an account, you may purchase additional shares by sending a check together with a note stating the name(s) on the account and the account number, to the above address.  Make all checks payable to the “Roanoke Small-Cap Growth Fund.” The Fund will not accept payment in cash, including cashier’s checks or money orders.  Also, to prevent check fraud, the Fund will not accept third party checks, U.S. Treasury checks, credit card checks, or starter checks for the purchase of shares.

Note:  Gemini Fund Services, LLC (“GFS”), the Fund’s transfer agent, will charge a $25 fee against a shareholder’s account, in addition to any loss sustained by the Fund, for any check returned to the transfer agent for insufficient funds.

The USA PATRIOT Act requires financial institutions, including the Fund, to adopt certain policies and programs to prevent money-laundering activities, including procedures to verify the identity of customers opening new accounts.  As requested on the application, you should supply your full name, date of birth, social security number, and permanent street address.  Mailing addresses containing a P.O. Box will not be accepted.  This information will assist the Fund in verifying your identity.  Until such verification is made, the Fund may temporarily limit additional share purchases.  In addition, the Fund may limit additional share purchases or close an account if it is unable to verify a shareholder’s identity.  As required by law, the Fund may employ various procedures, such as comparing the information to fraud databases or requesting additional information or documentation from you, to ensure that the information supplied by you is correct.

When Order is Processed

All shares will be purchased at the NAV per share next determined after the Fund receives your application or request in good order.  All requests received in good order by the Fund before 4:00 p.m. (Eastern time) will be executed on that same day.  Requests received after 4:00 p.m. will be processed on the next business day.

Good Order:  When making a purchase request, make sure your request is in good order.  “Good order” means your purchase request includes:

  the name of the Fund;

  the dollar amount of shares to be purchased;

  a completed purchase application or investment stub; and

  check payable to “Roanoke Small-Cap Growth Fund”.

Purchase through Brokers

You may invest in the Fund through brokers or agents who have entered into selling agreements with the Fund’s distributor.  These brokers and agents are authorized to designate other intermediaries to receive purchase and redemption orders on behalf of the Fund.  The Fund will be deemed to have received a purchase or redemption order when an authorized broker or its designee receives the order.  The broker or agent may set its own initial and subsequent investment minimums.  You may be charged a fee if you use a broker or agent to buy or redeem shares of the Fund.  Finally, various servicing agents use procedures and impose restrictions that may be in addition to, or different from those applicable to investors purchasing shares directly from the Fund.  You should carefully read the program materials provided to you by your servicing agent.

Purchase by Wire

If you wish to wire money to invest in the Fund, please call the Fund’s transfer agent at 1-[Phone Number] to notify the Fund that a wire transfer is coming.  You may use the following instructions:

First National Bank of Omaha

ABA No. __________

Acct Number: __________

Credit: Roanoke Small-Cap Growth Fund Subscription Account

FBO: Shareholder Name, Name/Class of Fund, Shareholder Account Number.

.

Automatic Investment Plan

[You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically takes money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts.  You may elect to make subsequent investments by transfers of a minimum of $25 on specified days of each month into your established Fund account.  Please contact the Fund at 1-[Phone Number] for more information about the Fund’s Automatic Investment Plan.]

Retirement Plans

You may purchase shares of the Fund for your individual retirement plans.  Please call the Fund at 1-[Phone Number] the most current listing and appropriate disclosure documentation on how to open a retirement account.

[Subsequent Purchases by Internet

For complete information regarding Internet transactions, please see the section entitled “Transactions Through [Website]”.]

REDEMPTIONS

Written Redemption Requests

You will be entitled to redeem all or any portion of the shares credited to your accounts by submitting a written request for redemption to:

Regular/Express/Overnight Mail
Roanoke Small-Cap Growth Fund c/o Gemini Fund Services, LLC 4020 South 147th Street, Suite 2 Omaha, Nebraska 68137 1-[Phone Number]

Redeeming by Telephone

The telephone redemption privilege is automatically available to all new accounts, except retirement accounts.  If you do not want the telephone redemption privilege, you must indicate this in the appropriate area on your account application or you must write to the Fund and instruct it to remove this privilege from your account.

The proceeds will be sent by mail to the address designated on your account or wired directly to your existing account in any commercial bank or brokerage firm in the United States as designated on your application.  To redeem by telephone, call 1-[Phone Number].  The redemption proceeds normally will be sent by mail or by wire within three business days after receipt of your telephone instructions.  IRA accounts are not redeemable by telephone.

The Fund reserves the right to suspend the telephone redemption privileges with respect to your account if the name(s) or the address on the account has been changed within the previous 30 days.  Neither the Fund, GFS, nor their respective affiliates will be liable for complying with telephone instructions they reasonably believe to be genuine or for any loss, damage, cost or expenses in acting on such telephone instructions and you will be required to bear the risk of any such loss.  The Fund, GFS, or both, will employ reasonable procedures to determine that telephone instructions are genuine.  If the Fund and/or GFS do not employ these procedures, they may be liable to you for losses due to unauthorized or fraudulent instructions.  These procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of the transactions and/or tape recording telephone instructions.

Wire Redemptions

If you request your redemption by wire transfer, you will be required to pay a $15.00 wire transfer fee to GFS to cover costs associated with the transfer but GFS does not charge a fee when transferring redemption proceeds by electronic funds transfer.  In addition, your bank may impose a charge for receiving wires.

Redemptions in Kind

The Fund reserves the right to honor requests for redemption or repurchase orders by making payment in whole or in part in readily marketable securities (“redemption in kind”) if the amount of such a request is large enough to affect operations (for example, if the request is greater than $250,000 or 1% of the Fund’s assets).  The securities will be chosen by the Fund and valued at the Fund’s NAV.  A shareholder may incur transaction expenses in converting these securities to cash.

Early Redemption Fee

The Fund may charge a 2.00% redemption fee on the proceeds (calculated at market value) of a redemption  of a Fund’s shares made within 15 days of purchase.  The redemption fee is paid to the Fund and is intended to offset the trading costs, market impact and other costs associated with short-term trading into and out of the Fund.  The redemption fee is imposed to the extent that the number of Fund shares redeemed within 15 days exceeds the number of Fund shares that have been held for more than 15 days.  The redemption fee will not apply in the following circumstances:

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Redemptions resulting from death or disability

•

Redemptions through an Automatic Transfer Plan

•

Redemptions of shares purchased through an Automatic Investment Plan

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Redemptions of shares acquired through dividend reinvestment and

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Redemptions of shares held in certain omnibus accounts, including retirement plans qualified under Sections 401(a) or 401(k) of the Internal Revenue Code of 1986, as amended.

[Systematic Withdrawal Plan

If your individual account, IRA, or other qualified plan account have a current account value of at least $10,000, you may adopt a Systematic Withdrawal Plan to provide for monthly, quarterly or other periodic checks for any designated amount of $100 or more.  If you wish to open a Systematic Withdrawal Plan, please indicate on your application or contact the Fund at 1-[Phone Number].]

When Redemptions are Sent

Once the Fund receives your redemption request in “good order” (as described below), it will issue a check based on the next determined NAV following your redemption request.   Before selling recently purchased shares, please note that if the Fund’s transfer agent has not yet collected payment for the shares you are selling, it may delay sending the proceeds until the payment is collected, which may take up to 15 calendar days from the purchase date.  This procedure is intended to protect the Fund and its shareholders from loss.

Good Order

Your redemption request will be processed if it is in “good order.”  To be in good order, the following conditions must be satisfied:

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The request should be in writing, unless redeeming by telephone, indicating the number of shares or dollar amount to be redeemed;

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The request must identify your account number;

•

The request should be signed by you and any other person listed on the account, exactly as the shares are registered; and

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If you request that the redemption proceeds to be sent to an address other than that of record be paid to someone other than the record owner(s), or if the address was changed within the last 30 days, or if the proceeds of a requested redemption exceed $[100,000], the signature(s) on the request must be medallion signature guaranteed by an eligible signature guarantor.

When You Need Medallion Signature Guarantees

A medallion signature guarantee assures that a signature is genuine and protects you from unauthorized account transfers.  You will need your signature guaranteed if:

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you wish to change the bank or brokerage account that you have designated on your account;

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you request a redemption to be made payable to a person not on record with the Fund;

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you request that a redemption be mailed to an address other than that on record with the Fund;

•

the proceeds of a requested redemption exceed $[100,000]; or

•

any redemption is transmitted by federal wire transfer to a bank other than the bank of record.

Signatures may be guaranteed by any eligible guarantor institution (including banks, brokers and dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies, and savings associations) or by completing a supplemental telephone redemption authorization form.  Contact the Fund to obtain this form.  Further documentation will be required to change the designated account if shares are held by a corporation, fiduciary, or other organization.  A notary public cannot guaranty signatures.

Retirement Plans

If you own an IRA or other retirement plan, you must indicate on your redemption request whether the Fund should withhold federal income tax.  Unless you elect in your redemption request that you do not want to have federal tax withheld, the redemption will be subject to withholding.

Redeeming through Broker

If shares of the Fund are held by a broker-dealer, financial institution, or other servicing agent, you must contact that servicing agent to redeem shares of the Fund.  The servicing agent may charge a fee for this service.

Low Balances

For regular accounts, if at any time your account balance falls below $1,000 or there has been no shareholder activity in the account for the past 12 months, the Fund may notify you that, unless the account is brought up to at least $1,000 or you initiate activity in the account, your account could be closed ..  This will not apply to any account balances that drop below $1,000 due to a decline in NAV.

The Fund may, within 30 days, redeem all of your shares and close your account by sending you a check to the address of record.

[Redemptions Through [Website]

You may redeem your shares through the Fund’s web site [Website].  Shares from a tax sheltered retirement account cannot be redeemed through the Fund’s web site.  For complete information regarding Internet transactions, please see the following section entitled “Transactions Through [Website]”.

Transactions Through [Website]

You may purchase Fund shares and redeem Fund shares through the Fund’s web site [Website].  To establish Internet transaction privileges you must enroll through the web site.  You automatically have the ability to establish Internet transaction privileges unless you decline the privileges on your New Account Application or IRA Application.  You will be required to enter into a user’s agreement through the web site in order to enroll in these privileges.  In order to conduct Internet transactions, you must have telephone transaction privileges.  To purchase shares through the web site you must also have ACH instructions on your account.

Redemption proceeds may be sent to you by check, to the address of record, or if your account has existing bank information, by wire or ACH.

Only bank accounts held at domestic financial institutions that are ACH members can be used for transactions through the Fund’s web site.  [The Fund imposes a limit of $100,000 on purchase and redemption transactions through the web site.]  Transactions through the web site are subject to the same minimums as other transaction methods.

You should be aware that the Internet is an unsecured, unstable, unregulated, and unpredictable environment.  Your ability to use the web site for transactions is dependent upon the Internet and equipment, software, systems, data, and services provided by various vendors and third parties.  While the Fund and its service providers have established certain security procedures, the Fund, its distributor, and its Transfer Agent cannot assure you that trading information will be completely secure.

There may also be delays, malfunctions, or other inconveniences generally associated with this medium.  There also may be times when the web site is unavailable for Fund transactions or other purposes.  Should this happen, you should consider purchasing or redeeming shares by another method.  Neither the Fund nor its Transfer Agent, distributor, or Adviser will be liable for any such delays or malfunctions or unauthorized interception or access to communications or account information.]

TAX STATUS, DIVIDENDS AND DISTRIBUTIONS

Any sale or exchange of the Fund’s shares may generate tax liability (unless you are a tax-exempt investor or your investment is in a qualified retirement account).  When you redeem your shares you may realize a taxable gain or loss.  This is measured by the difference between the proceeds of the sale and the tax basis for the shares you sold.  (To aid in computing your tax basis, you generally should retain your account statements for the period that you hold shares in the Fund.)

The Fund intends to distribute substantially all of its net investment income at least annually and net capital gain annually, typically in December.  Due to the Adviser’s investment strategy , it is anticipated that the Fund will realize no long-term capital gains.  The distributions will be reinvested in shares of the Fund unless you elect to receive cash.  Dividends from net investment income (including any excess of net short-term capital gain over net long-term capital loss) are taxable to investors as ordinary income, while distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss) are generally taxable as long-term capital gain, regardless of your holding period for the shares.  Any dividends or capital gain distributions you receive from the Fund will normally be taxable to you when made, regardless of whether you reinvest dividends or capital gain distributions or receive them in cash.  Certain dividends or distributions declared in October, November, or December will be taxed to shareholders as if received in December if they are paid during the following January.  Each year the Fund will inform you of the amount and type of your distributions.  IRAs and other qualified retirement plans are exempt from federal income taxation.

Your redemptions, including exchanges, may result in a capital gain or loss for federal tax purposes.  A capital gain or loss on your investment is the difference between the cost of your shares, including any sales charges, and the amount you receive when you sell them.

On the account application, you will be asked to certify that your social security number or taxpayer identification number is correct and that you are not subject to backup withholding for failing to report income to the IRS.  If you are subject to backup withholding or you did not certify your taxpayer identification number, the IRS requires each Fund to withhold a percentage of any dividend, redemption or exchange proceeds.  The Fund reserves the right to reject any application that does not include a certified social security or taxpayer identification number.  If you do not have a social security number, you should indicate on the purchase form that your application to obtain a number is pending.  The Fund is required to withhold taxes if a number is not delivered to the Fund within seven days.

This summary is not intended to be and should not be construed to be legal or tax advice to any current holder of the Fund’s shares.  You should consult your own tax adviser to determine the tax consequences of owning the Fund’s shares.

MARKET TIMING

The Fund is designed for long-term investors and is not intended for market timing or other disruptive trading activities.   Frequent trading into and out of the Fund can harm all Fund shareholders by disrupting the Fund’s investment strategies, increasing Fund expenses, decreasing tax efficiency, and diluting the value of shares held by long-term shareholders.   The Fund may invest a portion of its assets in small capitalization companies.  Because these securities are often infrequently traded, investors may seek to trade Fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage).  Any such frequent trading strategies may interfere with efficient management of the Fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because the Fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage also may cause dilution in the value of Fund shares held by other shareholders.   Accordingly, the Fund’s Board has approved policies that seek to curb these disruptive activities while recognizing that shareholders may have a legitimate need to adjust their Fund investments as their financial needs or circumstances change.  The Fund’s Board has also approved the 2.00% early redemption fee on shares redeemed within 15 days of purchase.

The Fund reserves the right to reject or restrict purchase or exchange requests for any reason, particularly when the shareholder’s trading activity suggests that the shareholder may be engaged in market timing or other disruptive trading activities.  Neither the Fund nor the Adviser will be liable for any losses resulting from rejected purchase or exchange orders.  The Adviser may also bar an investor who has violated these policies (and the investor’s financial adviser) from opening new accounts with the Fund.

Although the Fund attempts to uniformly limit disruptive trading activities, some investors use a variety of strategies to hide their identities and their trading practices.  There can be no guarantee that the Fund will be able to identify or limit these activities.  Omnibus account arrangements are common forms of holding shares of the Fund.  While the Fund will encourage financial intermediaries to apply the Fund’s Market Timing Trading Policy to their customers who invest indirectly in the Fund, the Fund is limited in its ability to monitor the trading activity or enforce the Fund’s Market Timing Trading Policy with respect to customers of financial intermediaries.  For example, should it occur, the Fund may not be able to detect market timing that may be facilitated by financial intermediaries or made difficult to identify in the omnibus accounts used by those intermediaries for aggregated purchases, exchanges, and redemptions on behalf of all their customers.  More specifically, unless the financial intermediaries have the ability to apply the Fund’s Market Timing Trading Policy to their customers through such methods as implementing short-term trading limitations or restrictions and monitoring trading activity for what might be market timing, the Fund may not be able to determine whether trading by customers of financial intermediaries is contrary to the Fund’s Market Timing Trading Policy.  If the Fund or its Transfer Agent or shareholder servicing agent suspects there is market timing activity in the account, the Fund will seek full cooperation from the service provider maintaining the account to identify the underlying participant.  Upon instructions from the Adviser, the service providers will take immediate action to stop any further short-term trading by such participants.

DISTRIBUTION OF SHARES

Distributor

[Aquarius Fund Distributors, LLC, 1005 South 107th Avenue, Suite 201, Omaha, Nebraska 68114], is the distributor for the shares of the Fund.  [Aquarius Fund Distributors, LLC] is a registered broker-dealer and member of the National Association of Securities Dealers, Inc.  Shares of the Fund are offered on a continuous basis.

Distribution Fees

The Board of Trustees of the Northern Lights Fund Trust has adopted, on behalf of the Class R shares of the Fund, a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “Plan”).  The Plan allows the Class R shares of the Fund to use part of its assets for the sale and distribution of shares, including advertising, marketing and other promotional activities.  The Plan also allows the Class R shares of the Fund to pay for certain shareholder services provided to shareholders or other service providers that have entered into agreements with the Distributor to provide these services.

Under the Plan, the Class R shares of the Fund may incur expenses on an annual basis equal to 0.25% of the ’Class R shares’ average net assets.    Because the Fund pays these fees out of assets on an ongoing basis, over time these fees may cost you more than other types of sales charges.

FINANCIAL HIGHLIGHTS

The following table is intended to help you better understand the Fund’s financial performance.  The Fund is a continuation of the Predecessor Fund and, therefore, the financial information includes results of the Predecessor Fund.  Certain information reflects financial results for a single Fund share.  Total return represents the rate you would have earned (or lost) on an investment in a class of the Fund, assuming reinvestment of all dividends and distributions. The information for the fiscal year ended March 31, 2006 was audited by KPMG, LLP, whose report, along with the financial statements, is included in the Predecessor Fund’s annual report, which is available upon request.  The information for the fiscal years ended May 31 2002, 2003 and 2004 and for the period ended March 31, 2005 was audited by another firm.   The information for the period ended September 30, 2006 is unaudited.

Class R
	Period Ended September 30,		Year Ended March 31,	Period Ended March 31,		Years Ended May 31,
	2006		2006	2005*		2004	2003	2002
Hallmark Small-Cap Growth Fund
Net asset value, beginning of period	$45.57		$35.58	$34.45		$26.46	$30.85	$38.01
Income from investment operations
Net investment loss	(0.30)		(0.59)	(0.53)		(0.51)	(0.37)	(0.46)
Net realized and unrealized gain (loss)	(4.97)		10.58	1.66		8.50	(4.02)	(6.70)
Total from investment operations	(5.27)		9.99	1.13		7.99	(4.39)	(7.16)
Less distributions from net realized gains	—		—	—		—	—	—
Net asset value, end of period	$40.30		$45.57	$35.58		$34.45	$26.46	$30.85
Total Return	(5.80)%		28.08%	3.28%		30.20%	(14.23)%	(18.84)%
Ratios/Supplemental Data
Net assets end of period (thousands)	$25,598		$32,129	$32,770		$47,449	$39,980	$54,139
Ratio of expenses to average net assets	1.56	%**	1.55%	1.55	%**	1.55%	1.55%	1.56%
Ratio of net investment (loss) to average net assets	(1.48	)%**	(1.49)%	(1.49	)%**	(1.50)%	(1.47)%	(1.36)%
Portfolio turnover rate	7%		15%	10%		24%	14%	25%

Class I
	Period Ended September 30,		Year Ended March 31,	Period Ended March 31,		Years Ended May 31,
	2006		2006	2005*		2004	2003	2002
Hallmark Small-Cap Growth Fund
Net asset value, beginning of period	$28.84		$22.40	$21.62		$16.51	$19.14	$23.46
Income from investment operations
Net investment loss	(0.12)		(0.24)	(0.24)		(0.20)	(0.13)	(0.18)
Net realized and unrealized gain (loss)	(3.14)		6.68	1.02		5.31	(2.50)	(4.14)
Total from investment operations	(3.26)		6.44	0.78		5.11	(2.63)	(4.32)
Less distributions from net realized capital gain	—		—	—		—	—	—
Net asset value, end of period	$25.58		$28.84	$22.40		$21.62	$16.51	$19.14
Total Return	(5.67)%		28.75%	3.61%		30.95%	(13.74)%	(18.41)%
Ratios/Supplemental Data
Net assets end of period (thousands)	$15,008		$18,905	$16,743		$20,960	$15,416	$17,312
Ratio of expenses to average net assets	1.01	%**	1.00%	1.00	%**	1.00%	1.00%	1.01%
Ratio of net investment loss to average net assets	(0.93	)%**	(0.94)%	(0.93	)%**	(0.95)%	(0.92)%	(0.80)%
Portfolio turnover rate	7%		15%	10%		24%	14%	25%

                                    *    For the period from June 1, 2004 to March 31, 2005.

                                    **  Annualized.

NOTICE OF PRIVACY POLICY & PRACTICES

Your privacy is important to us.  The Fund is committed to maintaining the confidentiality, integrity, and security of your personal information.  When you provide personal information, the Fund believes that you should be aware of policies to protect the confidentiality of that information.

The Fund collects the following nonpublic personal information about you:

•

Information we receive from you on or in applications or other forms, correspondence, or conversations, including, but not limited to, your name, address, phone number, social security number, assets, income, and date of birth; and

•

Information about your transactions with us, our affiliates, or others, including, but not limited to, your account number and balance, payments history, parties to transactions, cost basis information, and other financial information.

The Fund does not disclose any nonpublic personal information about our current or former shareholders to nonaffiliated third parties, except as permitted by law.  For example, the Fund is permitted by law to disclose all of the information we collect, as described above, to our transfer agent to process your transactions.  Furthermore, the Fund restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you.  The Fund maintains physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

In the event that you hold shares of the Fund through a financial intermediary, including, but not limited to, a broker-dealer, bank, or trust company, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with non-affiliated third parties.

ROANOKE SMALL-CAP GROWTH FUND

Adviser	Roanoke Asset Management Corp. 529 Fifth Avenue New York, NY 10017
Distributor	[Aquarius Fund Distributors, LLC] [4020 South 147th Street, Suite 2] [Omaha, Nebraska 68137]
Legal Counsel	Thompson Hine LLP 312 Walnut Street, 14th Floor Cincinnati, Ohio 45202-4089
Transfer Agent	Gemini Fund Services, LLC 4020 South 147th Street, Suite 2 Omaha, NE 68137
Custodian	[The Bank of New York] [One Wall Street] [New York, NY 10286]

Additional information about the Fund, including the Fund’s policies and procedures with respect to disclosure of the Fund’s portfolio holdings, is included in the Fund’s Statement of Additional Information dated [SAI Date] (the “SAI”).  The SAI is incorporated into this Prospectus by reference (i.e., legally made a part of this Prospectus).  The SAI provides more details about the Fund’s policies and management.  Additional information about the Fund’s investments will also be available in the Fund’s Annual and Semi-Annual Reports to Shareholders.

To obtain a free copy of the SAI or other information about the Fund, or to make shareholder inquires about the Fund, please call 1-[Phone Number] or visit [Website].  You may also write to:

Roanoke Small-Cap Growth Fund

c/o Gemini Fund Services, LLC

4020 South 147th Street, Suite 2

Omaha, Nebraska 68137

You may review and obtain copies of the Fund’s information at the SEC’s Public Reference Room in Washington, D.C.  Please call 1-202-551-8090 for information relating to the operation of the Public Reference Room.  Reports and other information about the Fund are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.  Copies of the information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-0102.

Investment Company Act File #811-21720

Roanoke Small-Cap Growth Fund • 4020 South 147th St. • Suite 2 • Omaha, NE 68137

1-[Phone Number]